                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _____)*


                        Sinclair Broadcast Group, Inc.
                     -------------------------------------
                               (Name of Issuer)

                Class A Common Stock, $0.01 par value per share
        --------------------------------------------------------------
                        (Title of Class of Securities)

                                  829266 10 9
                               -----------------
                                (CUSIP Number)

                                  Barry Baker
                         River City Broadcasting, L.P.
                 1215 Cole Street, St. Louis, Missouri  63106
               ------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 31, 1996
                        ------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


- -----------------------------                            ---------------------
  CUSIP NO. 829266 10 9                                    PAGE 2 OF 14 PAGES
- -----------------------------                            ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO OF      River City Broadcasting, L.P.
      ABOVE PERSON

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                   -----
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*                         OO (See Item 3)
 4


- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e) ____                  Not Applicable


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION     Delaware
 6


- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                               4,181,818
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                               4,181,818
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                               4,181,818

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
              X
            ----
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
                                               Approximately 39.9%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*                PN
14


- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


- -----------------------------                            ---------------------
  CUSIP NO. 829266 10 9                                    PAGE 3 OF 14 PAGES
- -----------------------------                            ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO OF      Better Communications, Inc.
      ABOVE PERSON

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                   -----
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*                         OO (See Item 3)
 4


- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e) ____                  Not Applicable


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION     Delaware
 6


- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                               4,181,818
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                               4,181,818
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                               4,181,818

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
              X
            ----
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
                                               Approximately 39.9%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*                CO
14


- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


- -----------------------------                            ---------------------
  CUSIP NO. 829266 10 9                                    PAGE 4 OF 14 PAGES
- -----------------------------                            ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO OF      Barry Baker
      ABOVE PERSON

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                   -----
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*                         OO (See Item 3)
 4


- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e) ____                  Not Applicable


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION     U.S.
 6


- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7                           691,218
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                               4,181,818
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9                           691,218
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                               4,181,818
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                               4,873,036

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
              X
            ----
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
                                               Approximately 43.7%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*                IN
14


- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Schedule 13D                                                    Page 5 of 14
River City Broadcasting, L.P.
Sinclair Broadcast Group, Inc.



          This Statement on Schedule 13D is being filed pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT").

ITEM 1.  SECURITY AND ISSUER

          This Statement on Schedule 13D relates to the Class A Common Stock, par value $0.01 per share ("SBG COMMON STOCK"), of Sinclair Broadcast Group, Inc., a Maryland corporation (the "COMPANY" or "SBG"). The Company's principal executive offices are located at 2000 W. 41st Street, Baltimore, Maryland 21211.

ITEM 2.  IDENTITY AND BACKGROUND

          The persons filing this joint Statement on Schedule 13D are River City Broadcasting, L.P. ("RCB"), Better Communications, Inc. ("BCI"), and Barry Baker, ("BAKER") (collectively, the "RCB PARTIES"). Except as set forth below, the information required to be set forth in this Item 2 of Schedule 13D regarding the RCB Parties is set forth on Schedule I hereto.

          BCI and Baker are parties to a Consent Agreement (the "CONSENT AGREEMENT") with certain of the other limited partners of RCB that governs the disposition by RCB of its shares of SBG Common Stock. (See Item 6) As such, BCI and Baker are part of a group that consists of BCI, Baker, Larry D. Marcus, Marcus Investments, L.P., Boston Ventures Limited Partnership IV, Boston Ventures Limited Partnership IVA (together with Boston Ventures Limited Partnership IV, "BOSTON VENTURES"), BancBoston Capital, Inc., BancBoston Investments, Inc. and Pyramid Ventures, Inc. ("PYRAMID") (the "PARTNERSHIP
GROUP").   Except as set forth below, the information required to be set forth in this Item 2 of Schedule 13D regarding the members of the Partnership Group is set forth on Schedule II hereto. The information set forth on Schedule II with respect to members of the Partnership Group other than any of the RCB Parties is set forth to the best knowledge of the RCB Parties.

          Baker is a party to a Voting Agreement (the "VOTING AGREEMENT") with David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith (collectively, the "SBG Stockholders") and Boston Ventures (the "VOTING GROUP") that governs the voting by the SBG Stockholders of their shares of SBG Common Stock in certain situations. (See Item 3)

Schedule 13D                                                    Page 6 of 14
River City Broadcasting, L.P.
Sinclair Broadcast Group, Inc.


Except as set forth below, the information required to be set forth in this
Item 2 of Schedule 13D regarding the members of the Voting Group is set forth on Schedule III hereto. The information set forth on Schedule III with respect to members of the Voting Group other than any of the RCB Parties is set forth to the best knowledge of the RCB Parties.

          During the last five years, none of the RCB Parties, and to the best knowledge of the persons filing this Statement, none of the members of the Partnership Group, the members of the Voting Group or any of their respective executive officers or directors have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

          During the last five years, none of the RCB Parties, and to the best knowledge of the persons filing this Statement, none of the members of the Partnership Group, the members of the Voting Group or any of their respective executive officers or directors have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Notwithstanding the foregoing, affiliates of Pyramid that beneficially own shares of SBG Common Stock have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which such affiliates were or are subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          To the best knowledge of the persons filing this Statement, unless otherwise indicated, all of the individuals listed in Schedules I, II and III are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On May 31, 1996 the parties thereto consummated the transactions contemplated pursuant to the Amended and Restated Asset Purchase Agreement (the "PURCHASE AGREEMENT"), dated as of April 10, 1996, as amended and restated as of May 31, 1996, by and between RCB and SBG, as assigned to and assumed by certain wholly owned subsidiaries of SBG. Pursuant to the terms of the Purchase Agreement, SBG purchased substantially all of the assets of RCB (the

Schedule 13D                                                    Page 7 of 14
River City Broadcasting, L.P.
Sinclair Broadcast Group, Inc.


"ACQUISITION"). In partial consideration for the Acquisition, SBG issued 1,150,000 shares of its Series A Exchangeable Preferred Stock (the "EXCHANGEABLE PREFERRED STOCK") to RCB.

          In connection with the Acquisition, the Voting Group entered into the Voting Agreement pursuant to which the SBG Stockholders agreed to vote their shares of the capital stock of SBG in favor of certain specified matters including, but not limited to, an amendment to the charter of SBG (the "AMENDED CHARTER"). (See Exhibit 7.01) Such Amended Charter would, among other things, increase the authorized capital of SBG to permit the issuance to RCB of shares of the SBG Common Stock. Subject to and upon the filing of the Amended Charter subsequent to the SBG stockholders' meeting, which is anticipated to occur on June 28, 1996, the Exchangeable Preferred Stock issued to RCB will automatically be exchanged for an equivalent number of shares of the Series B Convertible Preferred Stock (the "CONVERTIBLE PREFERRED STOCK") of SBG, which will then be convertible at the holder's option at any time into 4,181,818 shares of SBG Common Stock as reported herein.

ITEM 4.  PURPOSE OF TRANSACTION

          The purpose of the transaction for which this Statement relates was to facilitate the Acquisition (See Item 3). The RCB Parties will hold shares of SBG Common Stock (into which the Convertible Preferred Stock is convertible) for investment purposes.

          Baker is a party to the Voting Agreement. The Voting Agreement contemplates that the Amended Charter will be approved by the stockholders of SBG and that the capital structure of SBG will be changed to increase the authorized capital of SBG. Subject to certain regulatory restrictions, the SBG Stockholders have agreed to vote for Baker and for a designee of Boston Ventures as directors of the Company and Baker and Boston Ventures have agreed to vote for the SBG Stockholders as directors of the Company during the periods specified in the Voting Agreement. (See Exhibit 7.01)

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) The RCB Parties, through their ownership of 1,150,000 shares of Convertible Preferred Stock as described in Item 3, will be owners of record of 4,181,818 shares of SBG Common Stock, which, when issued, will represent approximately 39.9% of the issued and outstanding shares of SBG Common Stock. These shares of Convertible Preferred Stock will be directly beneficially owned by RCB, which is controlled by its

Schedule 13D                                                    Page 8 of 14
River City Broadcasting, L.P.
Sinclair Broadcast Group, Inc.


general partner BCI, which in turn is controlled by Baker. Baker, through his ownership of the vested Baker Stock Options (as defined in Item 6), may also be deemed to beneficially own 691,218 shares of SBG Common Stock, resulting in an aggregate of 4,873,036 shares of SBG Common Stock, which, when issued, will represent approximately 43.7% of the issued and outstanding shares of SBG Common Stock. To the best knowledge of the RCB Parties, none of the other executive officers or directors of any of the RCB Parties have the right to acquire or beneficially own any shares of SBG Common Stock as of the date of this Statement.

          Beneficial ownership by BCI and Baker of the 4,873,036 shares of SBG Common Stock referred to in the preceding paragraph may be attributed to the members of the Partnership Group that own shares of SBG Common Stock. As of the date hereof, none of the members of the Partnership Group other than BCI and Baker have the right to acquire or beneficially own any shares of SBG Common Stock.

          Affiliates of Pyramid beneficially own 11,507 shares of SBG Common Stock. BT Securities Corporation, an affiliate of Pyramid, is a market maker in SBG Common Stock and, as of June 11, 1996, is the beneficial owner of 5,507 shares of SBG Common Stock acquired in connection with its market making activities.

          To the best knowledge of the RCB Parties, the SBG Stockholders are the beneficial owners of 5,600 shares of SBG Common Stock, representing 0.1% of the issued and outstanding shares of SBG Common Stock, and, to the best knowledge of the RCB Parties, are the beneficial owners of 28,476,981 shares of Class B Common Stock of SBG, which are convertible at the holder's option into 28,476,981 shares of SBG Common Stock. To the best knowledge of the RCB Parties, on a fully diluted basis, the SBG Stockholders are the beneficial owners of 28,482,581 shares of SBG Common Stock, representing 82.0% of the issued and outstanding shares of SBG Common Stock. Beneficial ownership by Baker of the 4,873,036 shares of SBG Common Stock referred to in the preceding paragraph may be attributed to the members of the Voting Group that own shares of SBG Common Stock. Baker and the SBG Stockholders, as members of the Voting Group, may be deemed to beneficially own 33,355,617 shares of SBG Common
Stock, which, when issued, will represent 84.2% of the issued and outstanding shares of SBG Common Stock. As of the date hereof, to the best knowledge of the RCB Parties, Boston Ventures does not have the right to acquire or beneficially own any shares of SBG Common Stock.

Schedule 13D                                                    Page 9 of 14
River City Broadcasting, L.P.
Sinclair Broadcast Group, Inc.


          (b) Subject to the terms and conditions of the partnership agreement of RCB, the RCB Parties will share the power to vote or direct the vote, and to dispose or direct the disposition of, 4,181,818 shares of SBG Common Stock. The RCB Parties understand that Baker has the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, 691,218 shares of SBG Common Stock that he has the right to acquire and beneficially own through the Baker Stock Options. The RCB Parties understand that BCI and Baker are members of the Partnership Group and that therefore the Partnership Group may be deemed to share beneficial ownership of 4,890,050 shares of SBG Common Stock which, when issued, will represent 43.9% of the issued and outstanding SBG Common Stock. The RCB Parties disclaim the power to vote or direct the vote, and disclaim the power to dispose or direct the disposition of the 17,014 shares of SBG Common Stock owned by affiliates of Pyramid. The RCB Parties understand that Baker and SBG Stockholders are members of the Voting Group and that therefore the Voting Group may be deemed to share beneficial ownership of 33,355,617 shares of SBG Common Stock, which, when issued, will represent 84.2% of the issued and outstanding SBG Common Stock. The RCB Parties disclaim the power to vote or direct the vote, and disclaim the power to dispose or to direct the disposition of, the 28,482,581 shares of SBG Common Stock owned by the SBG Stockholders.

          Except for the 691,218 shares of SBG Common Stock subject to the Baker Stock Options and except for the 28,482,581 shares of SBG Common Stock beneficially owned by the SBG Stockholders, the number of shares set forth above as beneficially owned by the RCB Parties does not include any shares beneficially owned by any person listed on Schedule I, II or III hereto for his or her personal investment account. The RCB Parties expressly disclaim beneficial ownership of all such shares (if any) owned by all such persons. Except as set forth in Item 6, the RCB Parties are not a party to any agreement or arrangement of any kind with respect to the acquisition, holding, voting or disposition of any shares of SBG Common Stock or any shares of SBG Common Stock that they beneficially own.

          (c) Except for the Acquisition described in Item 3, and except as set forth above, to the best knowledge of the persons filing this Statement, no transactions in SBG Common Stock were effected by any of the RCB Parties, any of the members of the Partnership Group, any of the members of the Voting
Group or any of their respective executive officers or directors during the past sixty days in open-market transactions.

Schedule 13D                                                    Page 10 of 14
River City Broadcasting, L.P.
Sinclair Broadcast Group, Inc.


          (d) To the best knowledge of the persons filing this Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of SBG Common Stock owned by any of the RCB Parties, any of the members of the Partnership Group or any of the members of the Voting Group referred to in paragraph (b) above.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


          Baker is a party to the Voting Agreement described in Item 2. The Voting Agreement contemplates that the Amended Charter will be approved by the stockholders of SBG and that the capital structure of SBG will be changed to increase the authorized capital of SBG. Subject to certain regulatory restrictions, the SBG Stockholders have agreed to vote for Baker and for a designee of Boston Ventures as directors of the Company and Baker and Boston Ventures have agreed to vote for the SBG Stockholders as directors of the Company during the periods specified in the Voting Agreement. (See Exhibit 7.01)

          BCI and Baker have entered into the Consent Agreement with the other members of the Partnership Group described in Item 2 pursuant to which the members of the Partnership Group have agreed to limit their disposition of such shares of SBG Common Stock as may, subject to certain conditions, be distributed to such parties in accordance with the terms of the partnership agreement of RCB. (See Exhibit 7.02)

          Baker and SBG have entered into a Stock Option Agreement (the "BAKER OPTION AGREEMENT") pursuant to which SBG has agreed to grant Baker certain options to acquire an aggregate of 1,382,435 shares of SBG Common Stock (the "BAKER STOCK OPTIONS"). (See Exhibit 7.03) As of the date of this Statement, Baker has the right to acquire and beneficially own 691,218 of these shares of SBG Common Stock through vested Baker Stock Options. Remaining options will continue to vest in equal amounts on each of May 31, 1997 and May 31, 1998.

Schedule 13D                                                    Page 11 of 14
River City Broadcasting, L.P.
Sinclair Broadcast Group, Inc.


          RCB and SBG entered into a Registration Rights Agreement (the "REGISTRATION RIGHTS AGREEMENT") pursuant to which SBG has agreed to register the shares of SBG Common Stock to be received by RCB (or such other holder as is permitted) upon conversion of the Convertible Preferred Stock and the shares of SBG Common Stock to be received by Baker upon the exercise of the Baker Stock Options. (See Exhibit 7.04)

          The foregoing description of the Voting Agreement, the Consent Agreement, the Baker Option Agreement and the Registration Rights Agreement is qualified in its entirety by reference to copies of the Voting Agreement, the Consent Agreement, the Baker Option Agreement and the Registration Rights Agreement, which are included herein as Exhibits 7.01, 7.02, 7.03 and 7.04, respectively, and are specifically incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.01  Voting Agreement

Exhibit 7.02  Consent Agreement

Exhibit 7.03  Baker Option Agreement

Exhibit 7.04  Registration Rights Agreement

Exhibit 7.05 Joint Filing Agreement, dated June 18, 1996, by and among Baker, RCB and BCI.

Schedule 13D                                                    Page 12 of 14
 of 14
River City Broadcasting, L.P.
Sinclair Broadcast Group, Inc.


SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        RIVER CITY BROADCASTING, L.P.

                                        By:   Better Communications, Inc.,
                                               its general partner


     June 18, 1996                      By:   /s/  Barry Baker
- ------------------------                   -------------------------------------
          Date                                Barry Baker
                                              President

Schedule 13D                                                    Page 13 of 14
River City Broadcasting, L.P.
Sinclair Broadcast Group, Inc.


SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        BETTER COMMUNICATIONS, INC.


     June 18, 1996                      By:   /s/  Barry Baker
- ------------------------                   -------------------------------------
          Date                             Barry Baker
                                           President

Schedule 13D                                                    Page 14 of 14
River City Broadcasting, L.P.
Sinclair Broadcast Group, Inc.


SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




     June 18, 1996                    By:   /s/  Barry Baker
- ------------------------                 ---------------------------------------
          Date                        BARRY BAKER

                                  SCHEDULE I

  River City Broadcasting, L.P. ("RCB") is a Delaware limited partnership. Better Communications, Inc. ("BCI") is a Delaware corporation and is the general partner of RCB. The principal businesses of RCB and BCI are television and radio broadcasting. The principal office and business address of RCB and BCI is 1215 Cole Street, St. Louis, Missouri 63106. Barry Baker ("Baker") is the Chief Executive Officer of RCB and the President of BCI. His principal office and business address is c/o RCB at 1215 Cole Street, St. Louis, Missouri 63106. Baker's present principal occupation is as President of BCI.

        EXECUTIVE OFFICERS AND DIRECTORS OF BETTER COMMUNICATIONS, INC.

                                                                                                   Name and Address of
                                                                                                   Corporation or Other
                              Business or Residence             Principal Occupation or            Organization in Which
Name                                Address                           Employment                          Employed
- ----                                -------                           ----------                   ---------------------

Barry Baker*               1215 Cole Street, St. Louis       President, Better                  Chief Executive Officer,
                           MO 63106                          Communications, Inc.               River City Broadcasting,
                                                                                                L.P.



Larry D. Marcus*           34 West Brentmoor Park,           Vice President, Secretary and      General Partner, Marcus
                           Clayton, MO 63105                 Treasurer, Better                  Investments, L.P.
                                                             Communications, Inc.



* Also a Director of
Better Communications,
Inc.

                                  SCHEDULE II


     Better Communications, Inc. ("BCI") is a Delaware corporation. The principal office and business address of BCI is 1215 Cole Street, St. Louis, Missouri 63106. Its principal business is television and radio broadcasting.


        EXECUTIVE OFFICERS AND DIRECTORS OF BETTER COMMUNICATIONS, INC.

                                                                                               Name and Address of
                                                                                               Corporation or Other
                                 Business or Residence            Principal Occupation or      Organization in Which
Name                                   Address                          Employment                    Employed
- ----                                   -------                          ----------                    --------
Barry Baker*                  1215 Cole Street, St. Louis       President, Better              Chief Executive Officer,
                              MO 63106                          Communications, Inc.           River City Broadcasting,
                                                                                               L.P.

Larry D. Marcus*              34 West Brentmoor Park,            Vice President, Secretary      General Partner, Marcus
                               Clayton, MO 63105                and Treasurer, Better          Investments, L.P.
                                                                Communications, Inc.

* Also a Director of
Better Communications, Inc.


     Barry Baker ("Baker") is the Chief Executive Officer of River City Broadcasting, L.P. and the President of BCI. His principal office and business address is 1215 Cole Street, St. Louis, Missouri 63106. Baker's present principal occupation is as President of BCI.

     Larry D. Marcus ("Marcus") is the Vice President, Secretary and Treasurer of BCI. His principal office and business address is 34 West Brentmoor Park, Clayton, Missouri 63105. Marcus' present principal occupation is as Vice President, Secretary and Treasurer of BCI. Marcus is also the General Partner of Marcus Investments, L.P.

     Marcus Investments, L.P. is a Missouri limited partnership, of which Marcus is the General Partner. The principal office address of Marcus Investments, L.P. is 34 West Brentmoor Park, Clayton, Missouri 63105. The principal business of Marcus Investments, L.P. is to locate and invest in opportunities to enhance the income of certain trusts that are limited partners of Marcus Investments, L.P.

     Boston Ventures Limited Partnership IV is a Delaware limited partnership, of which Boston Ventures Company Limited Partnership IV is the General Partner. The principal office address of Boston Ventures Limited Partnership IV is 21 Custom House Street, Boston, MA 02110. The principal business of Boston Ventures Limited Partnership IV is making investments.

     Boston Ventures Limited Partnership IVA is a Delaware limited partnership, of which Boston Ventures Company Limited Partnership IV is the General Partner. The principal office address of Boston Ventures Limited Partnership IVA is 21 Custom House Street, Boston, MA 02110. The principal business of Boston Ventures Limited Partnership IVA is making investments.

     Boston Ventures Company Limited Partnership IV is controlled by the following five general partners: Richard C. Wallace, William F. Thompson, Martha H.W. Crowninshield, Roy F. Coppedge, III and Barbara M. Ginader. Their principal business address is c/o Boston Ventures Management, Inc., 21 Custom House Street, Boston, MA 02110. Their principal business is as partners of Boston Ventures Company Limited Partnership IV.

     BancBoston Capital, Inc. is a Massachusetts corporation. The principal office address of BancBoston Capital, Inc. is 100 Federal Street, Boston, MA 02110. The principal business of BancBoston Capital, Inc. is making investments. The ultimate controlling person of BancBoston Capital, Inc. is The Bank of Boston Corporation.

         EXECUTIVE OFFICERS AND DIRECTORS OF BANCBOSTON CAPITAL, INC.

                                                                                               Name and Address of
                                                                                               Corporation or Other
                                 Business or Residence            Principal Occupation or      Organization in Which
Name                                   Address                          Employment                    Employed
- ----                                   -------                          ----------                    --------
Frederick M. Fritz            100 Federal Street                    President; Director        100 Federal Street
                              01-32-01                                                         01-32-01
                              Boston, MA  02110                                                Boston, MA  02110
                              (617) 434-2200                                                   (617) 434-2200
                              (This address is the office                                      (This address is the office
                              address for all executive                                        address for all executive
                              officers set forth herein.)                                      officers set forth herein.)

Zackery T. Edmonds                                                  Treasurer
R. Nelson Griebel                                                   Director
Paul F. Hogan                                                       Director
David K. McKown                                                     Director

     BancBoston Investments, Inc. is a Massachusetts corporation. The principal office address of BancBoston Investments, Inc. is 100 Federal Street, Boston, MA 02110. The principal business of BancBoston Investments, Inc. is making investments. The ultimate controlling person of BancBoston Investments, Inc. is The Bank of Boston Corporation.

       EXECUTIVE OFFICERS AND DIRECTORS OF BANCBOSTON INVESTMENTS, INC.

                                                                                               Name and Address of
                                                                                               Corporation or Other
                                 Business or Residence            Principal Occupation or      Organization in Which
Name                                   Address                          Employment                    Employed
- ----                                   -------                          ----------                    --------
Frederick M. Fritz            100 Federal Street                    President; Director        100 Federal Street
                              01-32-01                                                         01-32-01
                              Boston, MA  02110                                                Boston, MA  02110
                              (617) 434-2200                                                   (617) 434-2200
                              (This address is the office                                      (This address is the office
                              address for all executive                                        address for all executive
                              officers set forth herein.)                                      officers set forth herein.)

Zackery T. Edmonds                                                  Treasurer
Paul F. Hogan                                                       Director
David K. McKown                                                     Director

     The Bank of Boston Corporation is a Massachusetts corporation. The principal business address of the Bank of Boston Corporation is 100 Federal Street, Boston, MA 02110. The Bank of Boston Corporation is a bank holding company.

             EXECUTIVE OFFICERS OF THE BANK OF BOSTON CORPORATION

                                                                                              Name and
                                                                                              Address of
                                                                                              Corporation
                              Business or Residence            Principal Occupation of        or Other
                              -------- -- ---------                                           Organization
Name                                      Address              Employment                     in Which
- ----                                      -------              ----------
                                                                                              Employed
                                                                                              --------
Charles K. Gifford            100 Federal Street               Chairman of the Board
                              01-32-01                         of Directors, Chief            N/A
                              Boston, MA  02110                Executive Officer and
                              (617) 434-2200                   President
                              (This address is the office
                              address for all executive
                              officers set forth herein)

Edward A. O'Neal                                               Vice Chairman

William J. Shea                                                Vice Chairman, Chief
                                                               Financial Officer and
                                                               Treasurer

Guilliem Aertsen IV                                            Group Executive,
                                                               Global Capital Markets

Melville E. Blake III                                          Executive Director,
                                                               Strategic Planning

Robert L. Champion, Jr.                                        Executive Director,
                                                               Corporate
                                                               Administrative Services

Barbara F. Clark                                               Group Executive, Media
                                                               & Communications

Edward P. Collins                                              Group Executive, Asset
                                                               Based Finance

Helen G. Drinan                                                Executive Director,
                                                               Human Resources

Robert E. Gallery                                              Regional Manager,
                                                               Europe

Susan P. Haney                                                 Group Executive, The
                                                               Private Bank

                                                                                              Name and
                                                                                              Address of
                                                                                              Corporation
                                                                                              or Other
                                                                                              Organization
                                                               Principal Occupation of        in Which
Name                  Business or Residence Address            Employment                     Employed
- ----                  -----------------------------            ----------                     --------
Paul F. Hogan                                                  Executive Vice
                                                               President, Corporate
                                                               Relationship Banking

Thomas J. Hollister                                            Group Executive, Retail
                                                               & Small Business

Ira A. Jackson                                                 Executive Director,
                                                               External Affairs

Michael R. Lezenski                                            Executive Director,
                                                               Technology and System
                                                               Services, Chief
                                                               Technology Officer

Mark A. MacLennan                                              Group Executive,
                                                               Global Financial
                                                               Services

Peter J. Manning                                               Executive Director,
                                                               Mergers & Acquisitions

John L. Mastromarino                                           Executive Director, Risk
                                                               Management

David E. McKown                                                Group Executive,
                                                               Diversified Finance &
                                                               Real Estate

Henrique de Campos                                             Regional Manager,
      Meirelles                                                Brazil

Joanne E. Nuzzo                                                Executive Director,
                                                               Banking Operations

William H. Ott                                                 Group Executive,
                                                               Consumer Lending
                                                               Group

Richard A. Remis                                               Group Executive, New
                                                               England Corporate
                                                               Banking

                                                                                              Name and
                                                                                              Address of
                                                                                              Corporation
                                                                                              or Other
                                                                                              Organization
                                                            Principal Occupation of           in Which
Name                     Business or Residence Address      Employment                        Employed
- ----                     -----------------------------      ----------------------            --------
Manuel R. Sacerdote                                            Regional Manager,
                                                               Southern Cone
                                                               (Argentina, Uruguay,
                                                               Chile)

Gary A. Spiess                                                 General Counsel and
                                                               Clerk

Susannah M. Swihart                                            Group Executive,
                                                               Chairman's Office

Eliot N. Vestner, Jr.                                          Executive Director,
                                                               Internal Banking

Bradford H. Warner                                             Group Executive,
                                                               Global Treasury

                  DIRECTORS OF THE BANK OF BOSTON CORPORATION

                                    Occupation or Principal Business Affiliation
Director                            Business or Residence Address
- --------                            -----------------------------
Wayne A. Budd, Esq.                 Goodwin, Proctor & Hoar
                                    Exchange Place
                                    53 State Street
                                    Boston, MA 02109

William F. Connell                  Chairman & CEO
                                    Connell Limited Partnership
                                    One International Place - 31st Floor
                                    Boston, MA 02110

Gary I. Countryman                  Chairman & CEO
                                    Liberty Mutual Insurance Company
                                    175 Berkeley Street
                                    Boston, MA 02117

Alice F. Emerson                    Senior Fellow
                                    Andrew W. Mellon Foundation
                                    140 East 62nd Street
                                    New York, NY 10021

Charles K. Gifford                  President & COO
                                    The First National Bank of Boston
                                    100 Federal Street
                                    Boston, MA 02110

Thomas J. May                       Chairman and CEO
                                    Boston Edison Company
                                    800 Boylston Street
                                    Boston, MA 02199

Ambassador                          Professor of Diplomacy
Donald F. McHenry                   School of Foreign Service
                                    Georgetown University - ICC 301
                                    Washington, DC 20057-1052


                                    Occupation or Principal Business Affiliation
Director                            Business or Residence Address
- --------                            --------------------------------------------
J. Donald Monan, S.J.               President
                                    Boston College
                                    18 Old Colony Road
                                    Chestnut Hill, MA 02167

Paul C. O'Brien                     President
                                    The O'Brien Group
                                    One International Place - 30th Floor
                                    Boston, MA 02110

John W. Rowe                        President & CEO
                                    New England Electric System
                                    25 Research Drive
                                    Westborough, MA 02152

Richard A. Smith                    Chairman of the Board
                                    Harcourt General, Inc.
                                    27 Boylston Street
                                    Chestnut Hill, MA 02167

William C. Van Faasen               President & CEO
                                    Blue Cross and Blue Shield of
                                    Massachusetts, Inc.
                                    100 Summer Street - 01-31
                                    Boston, MA 02110

 Thomas B. Wheeler                  President & CEO
                                    Massachusetts Mutual Life Insurance
                                    Company
                                    1295 State Street
                                    Springfield, MA 01111

Alfred M. Zeien                     Chairman of the Board
                                    and CEO The Gillette Company
                                    Prudential Tower Building
                                    Boston, MA 02199

     Pyramid Ventures, Inc. is a Delaware corporation that is an indirect wholly owned subsidiary of Bankers Trust New York Corporation. The principal office address of Pyramid

Ventures, Inc. is 130 Liberty Street, 25th Floor, New York, New York 10006. The principal business of Pyramid Ventures, Inc. is acting as a small business investment company.

          EXECUTIVE OFFICERS AND DIRECTORS OF PYRAMID VENTURES, INC.

                                                                                                 Name and Address of
                                                                                                 Corporation or Other
                                 Business or Residence            Principal Occupation or        Organization in Which
Name                                   Address                          Employment                      Employed
- ----                                   -------                          ----------                      --------
Joseph T. Wood                130 Liberty Street             Bankers Trust Company -             Bankers Trust Company
President, Director           25th Floor                     Managing Director of the Private
                              New York, NY 10006             Equity Investing Group

Brian Talbot                  130 Liberty Street             Bankers Trust Company - Vice        Bankers Trust Company
Treasurer/Secretary,          25th Floor                     President of the Private Equity
Director                      New York, NY 10006             Investing Group

Joseph Manganello,            130 Liberty Street             Managing Director & Chief           Bankers Trust Company
Director                      25th Floor                     Credit Officer - Bankers
                              New York, NY 10006             Trust Company; Executive Vice
                                                             President and Chief Credit
                                                             Officer, Bankers Trust New
                                                             York Corporation

     Bankers Trust New York Corporation is a New York corporation. The principal office address of Bankers Trust New York Corporation is 130 Liberty Street, 31st Floor, New York, New York 10006. Bankers Trust New York Corporation is a bank holding company.

           EXECUTIVE OFFICERS OF BANKERS TRUST NEW YORK CORPORATION

                                                                                                 Name and Address of
                                                                                                 Corporation or Other
                                 Business or Residence            Principal Occupation or        Organization in Which
Name                             Address                          Employment                     Employed
- ----                             -------                          ----------                     --------
Frank N. Newman                  130 Liberty Street               Chairman of the Board          N/A
                                 New York, NY  10006              and Chief Executive
                                 (This address is the office      Officer and President
                                 address for all executive
                                 officers set forth herein)

George J. Vojta                                                   Vice Chairman

Mark Beiler                                                       Executive Vice President

                                                                                                 Name and Address of
                                                                                                 Corporation or Other
                                 Business or Residence            Principal Occupation or        Organization in Which
Name                             Address                          Employment                     Employed
- ----                             -------                          ----------                     --------
Richard H. Daniel                                                 Executive Vice
                                                                  President, Chief
                                                                  Financial Officer and
                                                                  Controller

Joseph A. Manganello,                                             Executive Vice President
Jr.                                                               and Chief Credit Officer

Melvin A. Yellin                                                  Executive Vice President
                                                                  and General Counsel

Yves de Balmann*                                                  Senior Vice President

R. Kelly Doherty                                                  Senior Vice President

Robert A. Ferguson**                                              Senior Vice President

Alexander P. Frick                                                Senior Vice President

B. J. Kingdon                                                     Senior Vice President

Ian Martin**                                                      Senior Vice President

Rodney A. McLauchlan                                              Senior Vice President

Timothy S. Rattray                                                Senior Vice President

J. Edward Virtue                                                  Senior Vice President

Geoffrey M. Fletcher                                              Senior Vice President
                                                                  and Principal Accounting
                                                                  Officer

*     French citizen; U.S. citizen.
**    Australian citizen.

                DIRECTORS OF BANKERS TRUST NEW YORK CORPORATION
                --------- -- ------- ----- --- ---- -----------

                                   OCCUPATION OR PRINCIPAL BUSINESS
                                   AFFILIATION
Director                           BUSINESS OR RESIDENCE ADDRESS
- --------                           -------- -- --------- -------
                                   Retired Senior Vice President and Director
George B. Beitzel                  International Business Machines Corporation
                                   29 King Street
                                   Chappaqua, NY 10514

Phillip A. Griffiths               Chairman
                                   Institute for Advanced Study
                                   Olden Lane
                                   Princeton, NJ 08540

William R. Howell                  Chairman of the Board
                                   J.C. Penney Company, Inc.
                                   P. O. Box 10001
                                   Plano, TX 75301-0001

Jon M. Huntsman                    Chairman and Chief Executive Officer
                                   Huntsman Chemical Corporation
                                   500 Huntsman Way
                                   Salt Lake City, UT 84111

Vernon E. Jordan, Jr.              Senior Partner
                                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                   1333 New Hampshire Avenue, N.W.
                                   Suite 400
                                   Washington, D.C. 20036

Hamish Maxwell                     Retired Chairman and Chief Executive Officer
                                   Philip Morris Companies, Inc.
                                   100 Park Avenue
                                   New York, NY 10017

Frank N. Newman                    Chairman of the Board and Chief Executive
                                   Officer
                                   and President
                                   Bankers Trust Company and
                                   Bankers Trust New York Corporation
                                   130 Liberty Street
                                   New York, NY 10006

N.J. Nicholas, Jr.                 Investor
                                   15 West 53rd Street, #34F
                                   New York, NY 10019

Russell E. Palmer                  Chairman and Chief Executive Officer
                                   The Palmer Group
                                   3600 Market Street, Suite 530
                                   Philadelphia PA 19104

Patricia Carry Stewart             Former Vice President
                                   The Edna McConnell Clark Foundation
                                   Bankers Trust Company
                                   c/o Office of the Secretary
                                   130 Liberty Street
                                   New York, NY 10006

George J. Vojta                    Vice Chairman
                                   Bankers Trust Company and
                                   Bankers Trust New York Corporation
                                   130 Liberty Street
                                   New York, NY 10006

                                 SCHEDULE III

     Barry Baker ("Baker") is the Chief Executive Officer of River City Broadcasting, L.P. President of Better Communications, Inc. ("BCI"). His principal office and business address is 1215 Cole Street, St. Louis, Missouri 63106. Baker's present principal occupation is as President of BCI.

     Boston Ventures Limited Partnership IV is a Delaware limited partnership, of which Boston Ventures Company Limited Partnership IV is the General Partner. The principal office address of Boston Ventures Limited Partnership IV is 21 Custom House Street, Boston, MA 02110. The principal business of Boston Ventures Limited Partnership IV is making investments.

     Boston Ventures Limited Partnership IVA is a Delaware limited partnership, of which Boston Ventures Company Limited Partnership IV is the General Partner. The principal office address of Boston Ventures Limited Partnership IVA is 21 Custom House Street, Boston, MA 02110. The principal business of Boston Ventures Limited Partnership IVA is making investments.

     Boston Ventures Company Limited Partnership IV is controlled by the following five general partners: Richard C. Wallace, William F. Thompson, Martha H.W. Crowninshield, Roy F. Coppedge, III and Barbara M. Ginader. Their principal business address is c/o Boston Ventures Management, Inc., 21 Custom House Street, Boston, MA 02110. Their principal business is as partners of Boston Ventures Company Limited Partnership IV.

     David D. Smith is the President and Chief Executive Officer of Sinclair Broadcast Group, Inc. ("SBG"). His principal office and business address is 2000 West 41st Street, Baltimore, Maryland 21211. Mr. Smith's present principal occupation is as President and Chief Executive Officer of SBG.

     Frederick G. Smith is a Vice President of SBG. His principal office and business address is 2000 West 41st Street, Baltimore, Maryland 21211. Mr. Smith's present principal occupation is as Vice President of SBG.

     J. Duncan Smith is Vice President and Secretary of SBG. His principal office and business address is 2000 West 41st Street, Baltimore, MD 21211. Mr. Smith's present principal occupation is as Vice President and Secretary of SBG.

     Robert E. Smith is Vice President and Treasurer of SBG. His principal office and business address is 2000 West 41st Street, Baltimore, MD 21211. Mr. Smith's present principal occupation is as Vice President and Treasurer of SBG.

                               INDEX TO EXHIBITS


EXHIBIT 7.01        Voting Agreement


EXHIBIT 7.02        Consent Agreement


EXHIBIT 7.03        Baker Option Agreement


EXHIBIT 7.04        Registration Rights Agreement


EXHIBIT 7.05 Joint Filing Agreement, dated June 18, 1996 by and among Baker, RCB and BCI.